Exhibit 99.2

THIRD EXTENSION AGREEMENT

    This Third Extension Agreement (this “Agreement”) is made effective as of December 31, 2010 (the “Effective Date”), by and among (i) Attunity Ltd., a company organized under the laws of the State of Israel and registered under No. 52-004306-8 (the “Company”), and (ii) the individuals and entities listed in Exhibit A hereto (each, a “Holder” and collectively, “Holders”).

WITNESSETH

    WHEREAS, the Company and the Holders entered into that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended by that certain Extension Agreement between the parties, dated January 7, 2009 (the “First Extension Agreement”) and by that certain Second Extension Agreement between the parties, dated March 23, 2010 (the “Second Extension Agreement” and together with the First Extension Agreement, the “Extension Agreements”) (and the Extension Agreements, together with the ancillary documents thereto and to the Note and Warrant Purchase Agreement, the “Note Purchase Agreement”); and pursuant to the Note Purchase Agreement, each of the Holders was issued, and currently holds, Convertible Promissory Notes (the “Notes”) in the principal amounts set forth opposite each Holder’s name in Exhibit A hereto;

    WHEREAS, the Company and certain of the Holders entered into that certain Securities Purchase Agreement, dated August 29, 2006 (together with the ancillary documents thereto, the “Securities Purchase Agreement”); and pursuant to the Securities Purchase Agreement, certain of the Holders (and another person) indicated in Exhibit A (the “2006 Warrant Holders”) were issued, and currently hold, Warrants (as amended by the Extension Agreements) to purchase Ordinary Shares of the Company at an exercise price (as adjusted) of $0.12 per share (as amended, the “2006 Warrants”), for the number of Warrant Shares set forth opposite such Holders’ name in Exhibit A hereto;

    WHEREAS, as part of a rights offering conducted by the Company in May 2009, certain of the Holders (and another person) indicated in Exhibit A (the “2009 Warrant Holders”) currently hold Warrants to purchase Ordinary Shares of the Company at an exercise price of $0.12 per share (the “2009 Warrants”), for the number of Warrant Shares set forth opposite such Holders’ name in Exhibit A hereto;

    WHEREAS, subject to the terms and conditions set forth herein, the parties wish to extend the maturity date of the Notes and, in connection therewith, to amend some of the terms of the Notes and 2006 Warrants and 2009 Warrants as further set forth herein; and

    WHEREAS, this Agreement shall become effective with respect to only those Holders who countersign this Agreement by no later than January 31, 2011; it being acknowledged that the Company has provided a copy of this Agreement to all Holders allowing them to countersign this Agreement at any lime prior to January 31, 2011.

    NOW THEREFORE, the parties hereto hereby agree as follows:

1.         Preamble. The preamble to this Agreement constitutes an integral part hereof.

2.         Effective Date. This Agreement shall become effective subject to and upon the approval thereof by the shareholders of the Company (the “Shareholders Approval”);  provided such approval is obtained until January 30, 2011.

3.         Extension; Amendments. As of the Effective Date, the following shall immediately and automatically come into effect with respect to the Holders signatory hereto:

    3.1.    Notwithstanding anything to the contrary in the Note Purchase Agreement or the Notes, including the term “Maturity Date” (as defined in the Notes), (A) the remaining principal amount of the Notes shall become due and payable in four equal installments (each, an “Installment”) on each of the following dates: (i) April 1, 2012; (ii) June 30, 2012; (iii) September 30, 2012; and (iv) December 31, 2012; and (B) Section 1.2 of the Notes shall be amended so that the words “this Note shall bear interest, in arrears, at a fixed annual rate of nine percent (9%), payable in cash together with the applicable Installment” shall be replaced with “this Note shall bear interest, in arrears, at a rate per annum equal to eleven percent (11%), payable quarterly with each Installment”; it being understood that such new interest rate shall become effective as of the Effective Date.

    3.2.    Notwithstanding anything to the contrary in the 2006 Warrants, the term “Termination Date” (as defined in the 2006 Warrants) with respect to the 2006 Warrants Holders shall be amended and restated for all intents and purposes so that the words “on or prior to 5:00 p.m., New York time, on the later of the February 4 2012 and date on which the principal amount under the Note issued to the Holder pursuant to that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, and any interest accrued and outstanding thereon shall have been fully repaid to the Holder” shall be replaced by “on or prior to 5:00 p.m., New York time, on the later of (i) December 31, 2013 and (ii) the date on which the principal amount under the Note issued to the Holder pursuant to that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder.”

    3.3.    Notwithstanding anything to the contrary in the 2009 Warrants, the term “Termination Date” (as defined in the 2009 Warrants) with respect to the 2009 Warrants Holders shall be amended and restated for all intents and purposes so that the term “Expiration Date” shall mean “5:00 p.m., eastern time, on the later of (i) December 31, 2013 and (ii) the date on which the principal amount under the Note issued to the Holder pursuant to that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended, from time to time, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder.”

    3.4.    For the sake of clarity, each Holder of the Notes will be entitled to exercise the adjustment rights received by them as a result of the subscription rights offering completed on May 13, 2009 (the “Offering”), until the full repayment of the principal amount of the Note and any interest accrued and outstanding thereon.

    3.5     Notwithstanding anything to the contrary in the Note Purchase Agreement or the Notes, the Company may prepay any Installment, in whole or in part, at any time, subject to the Company providing the Holder with at least seven (7) days prior written notice of such intention to prepay.

4.         Representations and Warranties.

    4.1   By Company. The Company hereby represents and warrants to the Holders as of the date hereof as follows: (a) Company is a corporation duly formed and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform its obligations under this Agreement; (b) subject to the Shareholders Approval, Company has full power and authority to consummate the transactions contemplated hereunder: (c) the consummation of the transactions contemplated hereunder and the performance of this Agreement by the Company will not violate the provisions of the current Memorandum and Articles of Association of the Company, or any applicable law; (d) subject to the Shareholders Approval, the execution and performance of this Agreement by the Company has been duly authorized by all necessary corporate actions and has been duly executed and delivered by the Company; and (e) this Agreement is valid and binding upon the Company and enforceable in accordance with its terms, subject to (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

    4.2   By Holders. Each of the Holders, severally and not jointly, represents and warrants to the Company on the date hereof as follows: (a) it has the full power and authority to execute this Agreement and to consummate the transactions contemplated hereby to be consummated by the Holder. This Agreement has been duly executed by the Holder, and this Agreement constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; (b) if a corporation, the Holder is duly organized and properly registered in the jurisdiction of its organization and the execution, delivery and performance of this Agreement will not violate any provision of the corporate documents of such Holder; (c) Holder has knowledge and experience in financial and business matters, is capable of evaluating the merits and risks of the transactions evidenced by this Agreement and can bear the economic consequences of such investment and/or loan for an indefinite period of time; (d) Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act; (e) Holder is purchasing the securities under this Agreement only for investment, for the Holder’s own account, and without any present intention to sell or distribute such securities; and (f) Holder will not sell, pledge or otherwise dispose of any of the securities issued or to be issued hereunder in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules and regulations of the SEC promulgated under either of the foregoing.

5.         Acknowledgement. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. By executing this Agreement, each of the parties hereby represents that it is aware to his, her or its right to consult with its own legal counsel concerning this Agreement and this provision.

6.         Miscellaneous. This Agreement shall be governed by, and construed according to, the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Other than as specifically set forth herein, the Note Purchase Agreement, the Notes, the Securities Purchase Agreement and the 2006 Warrants and 2009 Warrants shall remain in full force and effect with no changes.

[signature page follows]

    IN WITNESS WHEREOF, the parties have executed this Extension Agreement as of the date first above written:

The Company:

Attunity Ltd.

By:
Name: DROR ELKAYAM
Title: CFO

The Holders:	30. 12. 2010 DEC 30, 2010

GF Capital Management & Advisors, LLC		Barrossa Finance LTD.

By:		By:
Name: Neil Shapiro		Name:
Title: MANAGING DIRECTOR		Title:
DEC 31, 2010 31. 12. 2010

Shimon Alon		Sharon Kotlicki
By:		By:
30. 12. 2010 DEC 30, 2010		JAN 30, 2011

Aki Ratner		Genia Kotlicki
By:		By:
DEC 27, 2010 27. 12. 2010		JAN 30, 2011

Ron Zuckerman		Avishai Kotlicki
By:		By:
DEC 27, 2010 27. 12. 2010		JAN 30, 2011

Peter Luggen
By:
JAN 12, 2011 12. 1. 2011

EXHIBIT A

Names and Addresses of Holders	Remaining Principal Amount ($)	Installment ($)	2006 Warrant Shares	2009 Warrant Shares

Shimon Alon 5 Hanotea, Kfar Shmaryahu, Israel	368,000	92,000	110,400	1,001,191

Ron Zuckerman*	368,000	92,000	110,400	977,632

Aki Ratner 17 Daniel St, Ramat Gan Israel 52233	160,000	40,000	48,000	243,898

GF Capital Management & Advisors, LLC 390 Park Ave # 4, New York, NY 10022 USA	184,000	46,000	66,240	[None]

Peter Luggen Industriestr 16, 6300 Zug Switzerland	122,666	30,667	44,160	[None]

Sharon Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	153,334	38,333	55,200	[None]

Genia Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	76,667	19,167	27,600	[None]

Avishai Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	76,667	19,167	27,600	[None]

* The 2009 Warrants include 2009 Warrants exercisable into 560,966 ordinary shares that are held by Bonale Foundation, an intended beneficiary of this Agreement.